Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer is made only by the offer to purchase dated August 30, 2010, the related letter of transmittal and any amendments or supplements thereto. The tender offer is not being made to (nor will tenders be accepted from or on behalf of) holders of securities in any jurisdiction in which the making of the tender offer or the acceptance thereof would be unlawful.

Notice of Offer to Purchase for Cash

any and all Preferred Shares

(including Preferred Shares represented by American Depositary Shares)

at 23.00 Brazilian reais per Preferred Share

of

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Rua Verbo Divino, 1356, 1st floor,

04719-002 São Paulo, SP, Brazil

Telephone: 55 11 2111-2606

by

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

a subsidiary of

EMBRATEL PARTICIPAÇÕES S.A.

THE TENDER OFFER CAN BE ACCEPTED AND TENDERED SHARES CAN BE WITHDRAWN, IN THE CASE OF HOLDERS OF AMERICAN DEPOSITARY SHARES TENDERING THROUGH THE BANK OF NEW YORK MELLON, AS RECEIVING AGENT, BY 10:00 A.M., NEW YORK CITY TIME, AND IN THE CASE OF HOLDERS OF SHARES TENDERING DIRECTLY, BY 5:00 P.M., NEW YORK CITY TIME, IN EACH CASE ON SEPTEMBER 28, 2010, UNLESS THE TENDER OFFER IS EXTENDED OR EARLIER TERMINATED.

Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), a corporation organized under the laws of the Federative Republic of Brazil and a subsidiary of Embratel Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Embrapar”), is offering to purchase any and all preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net Serviços de Comunicação S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Net”), other than Preferred Shares held by Embrapar, at a price of 23.00 Brazilian reais (“R$”) per Preferred Share (for reference, equivalent to approximately U.S.$13.11 per ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil (the “Central Bank”) through the SISBACEN system at 7:00 p.m., Brasilia time (“PTAX exchange rate”), on August 27, 2010, which was U.S.$1.00 = R$1.7540) in cash, net of the stock exchange and settlement fee described below, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 30, 2010 (“Offer to Purchase”) and the related letter of transmittal. ADS holders tendering through The Bank of New York Mellon, as receiving agent, will receive payment in U.S. dollars, net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs representing Preferred Shares purchased in the tender offer.

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Conditions: The tender offer is not conditioned upon the tender of a minimum number of Preferred Shares or upon the receipt of any financing. However, our obligation to consummate the purchase of Preferred Shares in the tender offer is subject to the other conditions set forth in section THE TENDER OFFER — Section 5 — “Conditions to the Tender Offer” of the Offer to Purchase.

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Proration: Depending on the number of shares tendered in the tender offer, Embratel may be limited in the number of Preferred Shares it is permitted to purchase, in which case shares properly and timely tendered and not properly withdrawn may be subject to proration as described in THE TENDER OFFER — Section 1 — “Terms of the Tender Offer and Expiration Date” of the Offer to Purchase.

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Expiration Date: Subject to the exceptions and conditions described in the Offer to Purchase, the tender offer will expire (1) for ADS holders electing to tender Preferred Shares represented by ADSs through The Bank of New York Mellon, as receiving agent, at 10:00 a.m., New York City time (the “ADS Expiration Time”), on September 28, 2010 (such date, as it may be extended by us, the “Expiration Date”), and (2) for holders of Preferred Shares, at 5:00 p.m., New York City time (the “Share Expiration Time”), on the Expiration Date, in each case unless the tender offer is extended or earlier terminated. In accordance with applicable Brazilian regulations, the Preferred Shares (including Preferred Shares represented by ADSs) tendered in the tender offer will be purchased through an auction on the BM&FBOVESPA - Bolsa de Valores, Mercadorias e Futuros (the “São Paulo Stock Exchange”) that is currently scheduled to occur at 2:00 p.m., New York City time, on September 29, 2010, one business day after the Expiration Date (the “Auction Date”). There will be no guaranteed delivery process available to tender Preferred Shares or ADSs.

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Procedures for Participating in the Tender Offer: The procedures for tendering your Preferred Shares differ depending on whether you hold ADSs representing Preferred Shares or you hold Preferred Shares directly. You should follow the instructions for your particular circumstances set forth under THE TENDER OFFER — Section 3 — “Procedures for Participating in the Tender Offer” of the Offer to Purchase.

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Withdrawal: For a withdrawal to be effective, the broker that has been instructed to tender your Preferred Shares (including the Preferred Shares underlying your ADSs) in the auction must withdraw the order to tender those Preferred Shares before the beginning of the auction on the Auction Date as described in THE TENDER OFFER — Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase. If a shareholder wishes to withdraw the tender of its Preferred Shares, it is the responsibility of the shareholder to ensure that the broker that has been instructed to tender its Preferred Shares receives instructions to withdraw the tender of those Preferred Shares before that time. An ADS holder tendering through The Bank of New York Mellon, as receiving agent, is entitled to withdraw the order to sell Preferred Shares underlying ADSs up until the ADS Expiration Time, on the Expiration Date. Please note that if you are an ADS holder and you wish to be able to withdraw up until the beginning of the auction on the Auction Date, you will need to surrender your ADSs to JPMorgan Chase Bank N.A. (“JPMorgan Chase Bank”), as ADS depositary, pay any applicable fee to JPMorgan Chase Bank in order to withdraw the Preferred Shares underlying the ADSs and participate directly in the tender offer as a holder of Preferred Shares by following the instructions in THE TENDER OFFER — Section 3 — “Procedures for Participating in the Tender Offer — Holders of ADSs — Direct Participation in the Tender Offer.” ADS holders electing to participate directly in the tender offer must allow sufficient time for the completion of all required steps described in this offer to purchase before the Share Expiration Time, on the Expiration Date. For more information see THE TENDER OFFER — Section 4 — “Withdrawal Rights” of the Offer to Purchase.

Holders are urged to read the Offer to Purchase carefully before making any decision with respect to the tender offer because it contains important information.

Holders must make their own decisions as to whether to tender their Preferred Shares and, if so, how many Preferred Shares to tender. None of Embratel, its board of directors or any of its affiliates or executive officers makes any recommendation as to whether holders should tender their Preferred Shares. None of these persons has authorized any person to make any recommendation on its behalf as to whether a holder should tender or refrain from tendering its Preferred Shares in the tender offer. Any holder that is in doubt as to the action it should take should contact its stockbroker, bank manager, lawyer, accountant or other professional or investment advisor without delay.

Embratel and Embrapar together own, directly, 38.0% of Net’s outstanding common shares and 12.9% of the outstanding Preferred Shares. A majority of the outstanding common shares of Net is owned by GB Empreendimentos e Participações S.A. (“GB”). Entities related to Globo Comunicações e Participações S.A. currently own 51% of the voting interests in GB and Embratel and Embrapar together currently own the remaining 49% of the voting interests and all of the non-voting interests in GB. Embratel seeks to acquire additional Preferred Shares (including Preferred Shares represented by ADSs) through the tender offer to increase our equity interest in the capital stock of NET, due to our confidence in the growth of the Brazilian cable TV and broadband consumer markets and in Net’s management and business model.

There are no appraisal or similar rights available in connection with the tender offer. While Embratel is conducting a voluntary tender offer for the Preferred Shares, and this tender offer is not a registered public offer in Brazil, Embratel is conducting the offer in compliance with several procedures required under Brazilian Securities Commission (“CVM”) Instruction 361 for registered public offers, including the requirement that, if upon completion of the tender offer, Embratel has acquired more than two-thirds of the Preferred Shares (including Preferred Shares represented by ADSs) held by public shareholders (as such term is defined in the Offer to Purchase) measured on the date required by CVM Instruction 361, any holder of Preferred Shares (including Preferred Shares represented by ADSs) will have the right, for the three-month period immediately following the Auction Date, to require Embratel to purchase its shares for cash (“shareholder put right”) at the tender offer price, adjusted by the monthly Brazilian Taxa Referencial-TR from the date payment is made for the Preferred Shares purchased in the auction (“Share Payment Date”) to the date payment is made for shares sold pursuant to the shareholder put right, net of the stock exchange and settlement fee, as described in the Offer to Purchase, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. Except for the availability of the shareholder put right, there will be no subsequent offering period in connection with this tender offer.

The purchase by Embratel of Preferred Shares (including Preferred Shares represented by ADSs) in this tender offer may reduce substantially the number of Preferred Shares and ADSs that are publicly traded and may reduce the number of holders of Preferred Shares and ADSs. This would likely adversely affect the liquidity, marketability and market value of the Preferred Shares and the ADSs. If the public float or trading volume of the ADSs is reduced as a result of this tender offer or otherwise, Net may fail to meet applicable listing requirements of the NASDAQ Global Market (the “NASDAQ”) or Net may decide to terminate the deposit agreement governing the ADSs and delist the ADSs from NASDAQ and, if certain conditions are met, effect the deregistration of the ADSs and the Preferred Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have no information regarding Net’s intentions concerning termination of the deposit agreement, delisting of the ADSs or deregistration of the Preferred Shares or any other action relating to the Preferred Shares.

The Preferred Shares (including Preferred Shares represented by ADSs) tendered in the tender offer will be purchased through an auction on the São Paulo Stock Exchange, subject to proration under certain circumstances described in THE TENDER OFFER — Section 1 — “Terms of the Tender Offer and Expiration Date” of the Offer to Purchase. The auction is currently scheduled to occur at 2:00 p.m., New York City time, on the Auction Date. Sell orders from brokers tendering Preferred Shares on behalf of tendering shareholders, including the receiving agent’s broker tendering Preferred Shares underlying ADSs on behalf of ADS holders participating in the tender offer, must be submitted no later than 11:00 a.m., New York City time, on the Auction Date through the São Paulo Stock Exchange’s Megabolsa electronic trading system using the code “NETC4L”. Sell orders for tendered Preferred Shares that have not been withdrawn before the beginning of the auction on the Auction Date or, in the case of ADSs, before the ADS Expiration Time on the Expiration Date, will be deemed accepted for purchase, subject to the proration provisions described in THE TENDER OFFER — Section 1 — “Terms of the Tender Offer and Expiration Date” of the Offer to Purchase, and may not be withdrawn. All Preferred Shares (including Preferred Shares represented by ADSs) purchased by Embratel in the tender offer will be acquired through buy orders at the price set forth in this Offer to Purchase presented by Embratel through Itaú Corretora de Valores Mobiliários e Câmbio S.A., a subsidiary of Banco Itaú BBA S.A. (“Itaú BBA”), our intermediary agent for the tender offer. Subject to the terms and conditions of the agreement with Itaú BBA as intermediary agent and the tender offer documents in Brazil, Itaú BBA guarantees the settlement of the tender offer, except with respect to a competing offer from a third party, as described in the Offer to Purchase.

To participate in the tender offer, a holder of Preferred Shares (including Preferred Shares represented by ADSs) of Net must tender its Preferred Shares no later than the dates indicated below. The steps a holder must follow in order to tender differ according to whether it holds ADSs representing Preferred Shares or it holds Preferred Shares directly.

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Direct Holders of Preferred Shares. A holder of Preferred Shares must, no later than the Share Expiration Time, on the Expiration Date, either personally or by means of a duly appointed proxy, contact a broker authorized to conduct trades on the São Paulo Stock Exchange, present the documentation listed on the Offer to Purchase and ask the broker to tender its Preferred Shares in the auction on its behalf. To tender a holder’s Preferred Shares, the holder’s broker must, no later than 11:00 a.m., New York City time, on the Auction Date present a sell order on behalf of the holder through the São Paulo Stock Exchange’s Megabolsa electronic trading system using the code “NETC4L”. Holders must pay the combined fee of 0.035% of the purchase price, payable to the São Paulo Stock Exchange and the Central Depositária da BM&FBOVESPA (the BM&FBOVESPA Central Depositary or “Central Depositary”), any fee or commission charged by their broker and any applicable taxes.

Preferred Shares held directly are generally held either through Central Depositary or through Banco Bradesco S.A. (“Banco Bradesco”), Net’stransfer agent. Central Depositary is the custodian for Preferred Shares of Net that are traded on the São Paulo Stock Exchange, and settlement of the tender offer will occur through the facilities of Central Depositary. Shareholders that have invested in Preferred Shares of Net under Resolution No. 2,689/00 of the Brazilian National Monetary Council hold their Preferred Shares through Central Depositary. These shareholders should ask their Brazilian representatives for purposes of Resolution No. 2,689/00 to contact such a broker on their behalf.

•	Holders of ADSs.

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Tendering Through the Receiving Agent: An ADS holder may tender the Preferred Shares underlying its ADSs through The Bank of New York Mellon, as receiving agent for the tender offer, no later than the ADS Expiration Time, on the Expiration Date, in accordance with the instructions set forth in the Offer to Purchase and the accompanying letter of transmittal. The Bank of New York Mellon will then surrender those ADSs to the ADS depositary and instruct a broker authorized to conduct trades on the São Paulo Stock Exchange to tender the Preferred Shares underlying the ADSs in the auction. There is no separate tender offer being made in the United States to acquire ADSs.

After purchase by Embratel of the Preferred Shares underlying the ADSs tendered through the receiving agent (subject to any pro rata reduction as described in the Offer to Purchase) and receipt by the receiving agent of payment of the consideration for those Preferred Shares, the receiving agent will pay to the applicable holders of ADSs the U.S. dollar equivalent (based on the spot market exchange rate on the date the receiving agent is notified that its broker has received payment in Brazilian reais, net of expenses for converting Brazilian reais to U.S. dollars) of R$23.00 per Preferred Share (for reference, equivalent to approximately U.S.$13.11 per ADS based on the PTAX exchange rate of U.S.$1.00 = R$1.7540 on August 27, 2010), minus (1) a fee of up to U.S.$5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing Preferred Shares purchased in the tender offer, (2) the combined fee of 0.035% of the purchase price, payable to the São Paulo Stock Exchange and the Central Depositary, as described in Section 1 — “Terms of the Tender Offer and Expiration Date” of the Offer to Purchase and (3) the holder’s pro rata portion of the fee or commission charged by the receiving agent’s broker to tender Preferred Shares underlying ADSs on behalf of ADS holders participating in the tender offer. The ADS cancellation fee is payable to JPMorgan Chase Bank, as depositary under the deposit agreement governing Net’s ADS program. In addition, ADS holders must pay any taxes or governmental charges payable in connection with the cancellation of the ADSs representing Preferred Shares purchased in the tender offer. ADS holders will receive the purchase price for the ADSs representing Preferred Shares accepted for purchase in the tender offer in cash by check or, in the case of ADSs held through The Depository Trust Company (“DTC”), by means of delivery of funds to the account maintained at DTC by the tendering participant.

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Direct Participation in the Tender Offer: As an alternative to tendering Preferred Shares underlying ADSs through the receiving agent, an ADS holder may participate directly in the tender offer as a holder of Preferred Shares by (1) surrendering to JP Morgan Chase & Co., as ADS depositary, at 161 N. Concord Exchange, South St. Paul, MN 55075, the ADSs that represent Preferred Shares that it wishes to tender, (2) paying a fee to the depositary in the amount of up to U.S.$5.00 per 100 ADSs or portion thereof surrendered and (3) paying any taxes or governmental charges payable in connection with its withdrawal of the Preferred Shares from the ADS program. If an ADS holder surrenders ADSs and receives the Preferred Shares underlying the ADSs, the Preferred Shares so received will be registered at BM&FBOVESPA Central Depositary, and the holder will need to obtain its own foreign investor registration under Resolution No. 2,689/00 of the Brazilian National Monetary Council. For more information see THE TENDER OFFER — Section 3 — “Holders of ADRs - Direct Participation in the Tender Offer” of the Offer to Purchase.

A beneficial owner that has Preferred Shares registered in the name of a broker, dealer, commercial bank or other nominee must contact that entity if that beneficial owner desires to tender Preferred Shares and may be charged a fee or commission by that person for tendering Preferred Shares in the tender offer. In addition, the broker that tenders Preferred Shares on behalf of any shareholder in the auction may charge a fee or commission for doing so. Each shareholder should consult its broker or nominee to determine what fees or commissions apply. ADS holders participating in the tender offer by tendering the Preferred Shares underlying their ADSs through the receiving agent must pay the fees, taxes and charges described in the Offer to Purchase.

There will be no guaranteed delivery process to tender Preferred Shares or ADSs.

Embratel will pay for Preferred Shares purchased in the auction on the third Brazilian business day after the auction, in accordance with the rules established by the Central Depositary.

To the extent permitted by applicable Brazilian and U.S. securities laws, the CVM and the U.S. Securities and Exchange Commission (“SEC”) and the terms of the tender offer, Embratel reserves the right, at any time (1) to extend the period of time during which the tender offer is open and thereby delay the purchase of Preferred Shares through an auction on the São Paulo Stock Exchange and payment for tendered Preferred Shares, (2) to amend the tender offer in any respect and (3) to terminate the tender offer without purchasing any Preferred Shares. In order to comply with the requirements of the Exchange Ac and the rules thereunder, any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rule 14e-1 under the Exchange Act, which requires that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Embratel may choose to make any public announcement, Embratel will have no obligation to publish, advertise or otherwise communicate any such public announcement in the United States other than by issuing a press release to the Dow Jones News Service, the Public Relations Newswire or Business Wire.

Holders that have tendered their Preferred Shares (including Preferred Shares represented by ADSs) may withdraw from the tender offer, but they may do so only as described in the section “Withdrawal Rights” of the Offer to Purchase. For a withdrawal to be effective, the broker that has been instructed to tender Preferred Shares in the auction, as described above, including the receiving agent’s broker, must withdraw the order to sell those Preferred Shares before the beginning of the auction on the Auction Date. Any tender of Preferred Shares will be irrevocable after that time. If a holder wishes to withdraw the tender of its Preferred Shares, it is the responsibility of the holder to ensure that the broker that has been instructed to tender its Preferred Shares receives instructions to withdraw the tender of those Preferred Shares before that time. An ADS holder must submit a written notice of withdrawal to the receiving agent no later than the ADS Expiration Time, on the Expiration Date. In order to withdraw from the tender offer, shareholders and ADS holders should follow the instructions set forth below:

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Direct Holders of Preferred Shares: If a shareholder holds Preferred Shares directly, the shareholder or its representative in Brazil must contact the broker that it has instructed to sell Preferred Shares in the auction on its behalf in sufficient time to enable the broker to withdraw the order to sell those Preferred Shares before the beginning of the auction on the Auction Date and must provide any documentation required by the broker. Shareholders that wish to withdraw from the tender offer are strongly advised to contact their brokers well before the beginning of the auction.

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Holders of ADSs: If an ADS holder is participating in the tender offer by tendering the Preferred Shares underlying its ADSs through the receiving agent, its originally signed written notice of withdrawal must be received by the receiving agent no later than the ADS Expiration Time, on the Expiration Date, in the manner described in the Offer to Purchase.

If an ADS holder has surrendered its ADSs, withdrawn the underlying Preferred Shares from the ADS program and is participating directly in the tender offer, that holder or its Brazilian representative should contact the broker that it has instructed to tender Preferred Shares on its behalf in sufficient time to enable the broker to withdraw the order to sell its Preferred Shares before the beginning of the auction on the Auction Date and must provide any documentation required by the broker.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Embratel in its sole discretion, which determination shall be final and binding on all parties. Neither Embratel nor any of its affiliates or assigns nor any other person will be under any duty to give any notification of any defects or irregularities in any withdrawal or incur any liability for failure to give any such notification.

Withdrawals of tendered Preferred Shares (including Preferred Shares represented by ADSs) may not be rescinded. Any Preferred Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the tender offer. However, holders of Preferred Shares that have properly withdrawn tendered Preferred Shares may re-tender those Preferred Shares at any time before the Share Expiration Time, on the Expiration Date, by following the procedures described in THE TENDER OFFER — Section 3 — “Procedures for Participating in the Tender Offer” in the Offer to Purchase. ADS holders that have properly withdrawn the Preferred Shares represented by their ADSs from the tender offer may re-tender those Preferred Shares through the receiving agent at any time before the ADS Expiration Time, on the Expiration Date, by following the procedures described in that section.

In accordance with Section 14(d)(5) of the Exchange Act, a shareholder that has tendered Preferred Shares may withdraw those Preferred Shares at any time after 60 days from the date hereof if the auction has not occurred before that date, by communicating its request to withdraw its Preferred Shares in the manner described above.

The Offer to Purchase contains a description of the accounting treatment of this transaction by Embratel.

The tender offer price represents a premium of approximately 23.1% for Preferred Shares over the weighted average trading prices for the 30 calendar days ending on August 4, 2010, the last trading day before announcement of the tender offer in Brazil.

The principal market on which the Preferred Shares are traded is the São Paulo Stock Exchange, where they are listed under the ticker symbol “NETC4L”. ADSs representing Preferred Shares are traded on NASDAQ under the ticker symbol “NETC.” Each ADS represents one Preferred Share of Net. As of June 30, 2010, there were 228,503,916 Preferred Shares (including Preferred Shares underlying ADSs) and approximately 62,600,000 ADSs issued and outstanding.

On August 27, 2010, the last reported sale price of the Preferred Shares on the São Paulo Stock Exchange was R$22.45 per Preferred Share and the last reported sale price of the ADSs on the NASDAQ was U.S.$12.80 per ADS Holders are urged to obtain a current market quotation for the Preferred Shares and ADSs.

The information required to be disclosed by 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated into this announcement by reference. Embratel is also filing with the Securities and Exchange Commission a combined Schedule TO and Schedule 13e-3, together with exhibits, furnishing certain additional information with respect to the tender offer.

The Offer to Purchase, the accompanying letter of transmittal and other relevant materials will be mailed by Embratel to the record holders of ADSs and the U.S. resident record holders of Preferred Shares whose names appear on the shareholder lists maintained by the Central Depositary BM&FBOVESPA”) and Banco Bradesco, the list of record holders of ADSs maintained by JPMorgan Chase Bank, as ADS depositary, and the security position listing of DTC as the book-entry transfer facility for ADSs of Net, and will be furnished, for subsequent transmittal to the beneficial owners of ADSs and the U.S. resident beneficial owners of Preferred Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in the security position listing of the DTC. Embratel will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred by them in forwarding the tender offer materials to their customers. Embratel will also mail the Offer to Purchase, the accompanying letter of transmittal and other relevant materials to any registered or beneficial holder of Preferred Shares or ADSs that requests a copy of the tender offer materials.

Certain Information About Embratel and Embrapar

Embratel is a Brazilian corporation that owns one of the largest telecommunication systems in Brazil, operating domestic and international long distance, data communication and local services. The principal executive offices of Embratel are located at Av. Presidente Vargas, n° 1012, Centro, Rio de Janeiro, RJ, Brazil - 20071-002. The telephone number at which Embratel’s principal executive offices can be reached is +55 21 2121-9662.

Embrapar is a Brazilian corporation and is the parent company of Embratel. The principal executive offices of Embrapar are located at Rua Regente Feijó, 166 sala 1687-B, Centro, Rio de Janeiro, Brazil- 20060-060. The telephone number at which Embrapar’s principal executive offices can be reached is +55 21 2121-9662.

Questions or requests for assistance may be directed to the information agent set forth below. Copies of the Offer to Purchase and, for holders of ADSs, the related letter of transmittal, may be obtained through the information agent and will be furnished promptly upon request at Embratel’s expense. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer.

The U.S. information agent for the tender offer is:

D. F. King & Co., Inc.

48 Wall Street New York, New York 10005

Banks and brokers call collect: (212) 269-5550

All others call collect: (800) 859-8508

Email: netservicos@dfking.com

An ADS holder that has questions about how to participate in the tender offer through the receiving agent should contact the U.S. information agent above.

Holders are urged to read the Offer to Purchase carefully before making any decision with respect to the tender offer because it contains important information.

August 30, 2010